UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(RULE 13D-102)

Akebia Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00972D105

(CUSIP Number)

March 25, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NOVARTIS BIOVENTURES LTD.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,405,764

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,405,764

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,405,764

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 16.81%

12	Type of Reporting Person CO

1	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NOVARTIS AG

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,405,764

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,405,764

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,405,764

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 16.81%

12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: Akebia Therapeutics, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 245 First Street, Suite 1100, Cambridge MA 02142,

Item 2(a).

Name of Person Filing:

This statement is filed on behalf of the following persons with respect to shares of common stock of the Issuer:

(i)            Novartis Bioventures Ltd., a Bermuda corporation, with respect to shares held by it; and

(ii)           Novartis AG, a Switzerland corporation, as the publicly owned parent of Novartis Bioventures Ltd., with respect to the shares held by Novartis Bioventures Ltd

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Novartis Bioventures Ltd. is 131 Front Street, Hamilton, Bermuda HM12.

The address of the principal business office of Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

Item 2(c).

Citizenship:

Novartis Bioventures Ltd. is a corporation organized under the laws of Bermuda and is an indirect wholly-owned subsidiary of Novartis AG.

Novartis AG is a corporation organized under the laws of Switzerland and is the publicly owned parent of Novartis Bioventures Ltd.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.00001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number: 00972D 105

Item 3.	Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Novartis Bioventures, Ltd. is the record owner of 3,405,764 shares of Common Stock of the Issuer.   As the indirect parent of Novartis Bioventures, Ltd, Novartis AG may be deemed to beneficially own these securities.

(b) Percent of class: 16.81%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: Not applicable.
(ii) Shared power to vote or to direct the vote: 3,405,764
(iii) Sole power to dispose or to direct the disposition of: Not applicable.
(iv) Shared power to dispose or to direct the disposition of: 3,405,764

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2014

NOVARTIS BIOVENTURES LTD.

By:	/s/ Timothy Faries
Name: Timothy Faries
Title: Director

By:	/s/ Rebecca White
Name: Rebecca White
Title: Authorised Signatory

NOVARTIS AG

By:	/s/ Rebecca White
Name: Rebecca White
Title: Authorised Signatory

By:	/s/ David Middleton
Name: David Middleton
Title: Authorised Signatory

INDEX EXHIBIT

SCHEDULE 13G

Exhibit Number	Exhibit Description

99.1	Evidence of Signature Authority

99.2	Power of Attorney

99.3	Joint Filing Agreement